EXHIBIT A

Investment Portfolio	Investment Management Fee
Dreyfus Institutional S&P 500 Stock Index Fund	.20%
Dreyfus Bond Market Index Fund	.15%
Dreyfus Core Equity Fund	1.10%
Dreyfus Disciplined Stock Fund	.90%
Dreyfus Tax Managed Growth Fund	.95%
General Treasury and Agency Money Market Fund	.50%

As revised March 1, 2018